Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-170603

November 29, 2010

Youku.com Inc.

Youku.com Inc., or our company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the Prospectus Department of Goldman, Sachs & Co. at 1-212-902-1171. You may also access our company’s most recent prospectus dated November 29, 2010 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1442596/000119312510270112/df1a.htm .

This free writing prospectus reflects the following amendments that were made in Amendment No. 2 to our company’s registration statement on Form F-1, or Amendment No. 2, as filed via EDGAR with the SEC on November 29, 2010. All references to page numbers are to page numbers in the preliminary prospectus, which forms part of Amendment No. 2.

CAPITALIZATION

The disclosure under this caption on page 57 has been replaced in its entirety with the following information:

The following table sets forth our capitalization as of September 30, 2010:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of our outstanding preferred shares into 895,261,758 Class A ordinary shares and 294,761,207 Class B ordinary shares, and the automatic re-designation of all ordinary shares held by 1Look Holdings Ltd. and its affiliates to 365,000,000 Class B ordinary shares immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to reflect the automatic conversion of all of our outstanding preferred shares and the preferred shares issuable upon the exercise of all outstanding warrants into 907,714,614 Class A ordinary shares and 294,761,207 Class B ordinary shares, and the automatic re-designation of all ordinary shares held by 1Look Holdings Ltd. and its affiliates to 365,000,000 Class B ordinary shares immediately prior to the closing of this offering, and the sale of 276,615,000 Class A ordinary shares in the form of ADSs by us and assuming that the underwriters do not exercise their option to purchase additional ADSs in this offering at an assumed initial public offering price of US$10.00 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
	RMB	RMB	RMB
	(in thousands)
	(Unaudited)	(Unaudited)	(Unaudited)
Warrant Liability	32,504	32,504	—
Convertible redeemable preferred shares, US$0.00001 par value, 1,202,581,047 shares authorized, 1,190,022,965 shares issued and outstanding:
Series A convertible redeemable preferred shares	24,523	—	—
Series B convertible redeemable preferred shares	94,248	—	—
Series C convertible redeemable preferred shares	183,998	—	—
Series D convertible redeemable preferred shares	204,845	—	—
Series E convertible redeemable preferred shares	272,985	—	—
Series F convertible redeemable preferred shares	321,726	—	—

Total convertible redeemable preferred shares	1,102,325	—	—

Equity:
Ordinary shares, US$0.00001 par value, 5,000,000,000 shares authorized, 365,000,000 shares issued and outstanding, 675,115 shares outstanding but have not been issued* and 1,555,698,080 shares issued and outstanding on a pro forma basis	30	—	—
Class A ordinary shares, US$0.00001 par value, 4,340,238,793 shares authorized, 675,115 shares outstanding but have not been issued(2) and 1,183,652,879 shares issued and outstanding on a pro forma as adjusted basis	—	67	87
Class B ordinary shares, US$0.00001 par value, 659,761,207 shares authorized, 659,761,207 shares issued and outstanding on a pro forma as adjusted basis	—	47	47
Additional paid-in capital	19,951	1,122,192	2,086,655
Retained earnings	(661,817)	(661,817)	(661,817)
Accumulated other comprehensive loss	(3,524)	(3,524)	(3,524)

Total shareholder’s equity	(645,360)	456,965	1,421,448

Total capitalization	489,469	489,469	1,421,448

(1)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$14.3 million.

(2)	Represents options exercised but the corresponding shares have not yet been issued.

DILUTION

The second paragraph on page 59 under this caption has been replaced in its entirety with the following paragraph:

A US$1.00 increase (decrease) in the assumed public offering price of US$10.00 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$14.3 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to the automatic conversion of our preferred shares and preferred shares issuable upon the exercise of all outstanding warrants and this offering by US$0.01 per ordinary share and US$0.14 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.05 per ordinary share and US$0.86 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

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